INVEST IN **FANATY**

Play sports near you, easy as Uber


Federico Blumberg | CEO & Founder

invest.fanaty.com Miami, FL

Highlights

1. 50,000+ registered players in our mobile app
2. $128K revenue in 2025 — 4 straight years of growth on video alone
3. 100+ partner fields across 5 US states, exclusive partnerships with facilities
4. 70,000+ games recorded, 250,000+ highlights created
5. Founder is the former CEO of Credex (20+ locations). NAIA soccer player. Finance valedictorian.
6. $7M valuation cap SAFE, $1M target, closes September 30, 2026

Team



Federico Blumberg Founder & CEO

Former CEO of Credex (20+ locations, 7 years). NAIA soccer athlete. Finance degree, valedictorian. Full-time on Fanaty since 2024.

Memo


• THE PROBLEM
FANATY
An industry that still runs on group chats and manual payments.
20%
of matches get cancelled
The group can't fill the spots in time
75min
to organize a single game
Booking, texting, chasing payments — every week
78%
field vacancy
Courts sit empty while players can't find a game

What we're building

Over a billion people play amateur sports every week. None of them have a default app.

Right now, someone in every group has to spend 75+ minutes before the game — booking the field, texting players, chasing payments on WhatsApp. One in five matches gets cancelled because the group can't fill spots. Most fields sit 78% empty. The amateur sports industry runs on group chats and cash.

We built Fanaty to fix that. Players find a match, tap to join, and show up. The field is booked automatically. Payments happen in the app. And every game gets recorded by our 180° cameras and turned into AI highlights, player ratings, and stats — no tripod, no camera operator, no editing.


• THE PRODUCT
FANATY
Find a match. Play.
Build your profile.
9:41
Federico Blumberg
Plays near Miami
147
Matches
1,246
Played with
368
Highlights
Soccer
Padel
Tennis
1
Join a match
Solo or with your team. The field books itself.
2
Get AI video & stats



SOCCER LEVEL
Confidence
Highlights
See all ›
Free-kick goal
Great rally
Home
Bookings
Chat
Profile
Every game recorded.
Highlights and ratings, automatic.
3
Build your profile
Share clips, climb the rankings, grow your network.

The loop this creates: players discover Fanaty through someone else's highlight clip, join the app, play more games, share more clips. Field operators get fuller courts and less admin. We grow without paying for it.

How we win

Our entry point is the camera. We install our proprietary 180° recording system at partner fields — exclusive, multi-year agreements. The camera is what gets players in the door: free game footage is a compelling enough reason to choose a Fanaty field over any other. Once players are in, they book matches through us, build profiles, follow their stats, and share their highlights.



• THE MOAT
FANATY
Our own camera,
at every partner field.
180°
Full-field coverage
One ultra-wide frame. No missed plays.
AI
Action tracking
Follows the play on its own — no operator on the sideline.
Weatherproof
Lives outdoors
Rain, sun and heat. 1080p day or night.
In an age where software becomes a commodity, our in-field cameras become a true competitive advantage.




FANATY
SOCCER · 180° FANATY CAMERA

Each new field we add is both a distribution point and a recurring revenue source. We have 100+ partner fields across 5 states. The next 18 months are about activating match bookings on every one of them — turning each field from a one-time video contract into ongoing booking revenue that compounds as more players join.


FANATY
UNIT ECONOMICS
Every field pays for
the next one.
$500
to win a field
Hardware + sales — our CAC
2.1mo
to pay back
Video + bookings revenue
∞
recurring after that
Subscription + take-rate
The club pays nothing and installs it themselves in a few hours with our self-installation kit. We never do the install — which is why the $500 CAC holds at any scale.


FANATY
FOR THE FACILITY
The camera gets us in.
The software keeps us there.
Studio Soccer
Today
+ Create
4:00 PM
5:00 PM
6:00 PM
7:00 PM
8:00 PM
9:00 PM
10:00 PM


Juventus Stadium
El Monumental
Camp Nou
Stamford Bridge
Inter Miami
Marco Silva
Diego Herrera
Tomás Rivas
Andrés Peña
Julián Castro
Iván Moreno
Emilio Duarte
Rafael Ortiz
Hugo Ferrer
Adrián Soto
Pablo Nieves
Gonzalo Bravo
Facundo Vera
Joaquín Bustos
Simón Otero
Franco Ledesma
Iker Salgado

A live evening at a partner venue — five courts, priced, booked and recorded.


Next 7 Days



Bookings
Courts, prices, recurring slots

Challenges
Teams matched by level

Point of sale
Food, gear, stock

Payments
Card, cash, reconciliation

Contacts
Every player who walks in

Reports
Sales, inventory, staff hours

Not a booking widget — **the operating system of the venue.** Costs down, courts fuller.

Why now

AI video has finally gotten cheap enough to run at amateur sports scale. The same models that power broadcast highlight packages now work in real time at a cost that makes sense for a $10/player match booking. That shift didn't exist four years ago — and we've spent those four years building the proprietary hardware to take advantage of it.

• THE AI LAYER

FANATY

The camera captures. The AI does everything after.

Every layer runs on models we built — on footage nobody else has.




Every player detected, every match, on footage we own.
LIVE
Action tracking
The camera follows the play by itself — no operator on the sideline.
SHIPPING SOON
Highlight detection
Picks out the best plays of a match and sends each player their own summary.
IN DEVELOPMENT
Player & team stats from video
Ratings today come from match results. Reading them off the footage is what's next.

Traction

Video revenue has grown every year since 2022: $40K → $65K → $83K → $128K — on almost no marketing. Players discover us through game videos and bring their teammates. That's how we got to 50,000+ registered players.

On the supply side: 100+ fields across 5 US states have our cameras installed, and we sign exclusive, multi-year agreements with our partner clubs. 70,000 games recorded. 250,000 AI highlights generated. 30TB+ of content produced every month.

The platform is live. The cameras are installed. The content is being made. And match bookings have just launched.


• TRACTION
FANATY
Already working —
with zero paid acquisition.
50K+
Registered players
They find us through a teammate's clip
100+
Partner fields
Across 5 US states
70K
Games recorded
250K
AI highlights


Every one a data point
30TB+ of new footage a month


FOOTPRINT
FANATY
5 states. 100+ fields.
50,000+ players.
2.6K
99
4.1K
684
32.5K
Partner fields
Registered players

Market

Soccer is our entry — 265M+ recreational players, 500K+ fields worldwide, and a $50B+ global market spanning booking, video, and player data. But the same cameras, software, and player profiles expand naturally into padel, basketball, tennis, volleyball, and pickleball. We're not rebuilding anything for each new sport.


MARKET
FANATY
Soccer is the entry point.
The opportunity is global.
265M+
recreational players
The world's most popular sport
500K+
fields worldwide
Small-sided and full-size venues


$50B+
addressable market
Booking, video and player data
Same camera, same platform — next up:
Padel
50K+ courts
+26% YoY
Pickleball
68K+ courts
+46% YoY
Basketball
29.7M players
500K+ courts
Volleyball
800M players
Indoor & beach
Tennis
87M players
Global reach

Existing incumbents handle facility management or consumer booking — nobody has tied the field, the player, and the game footage together in one product. That's where we sit.


THE PLATFORM
FANATY
Four products, one industry,
nobody joining them up.
Video here, booking there, team admin somewhere else. We're building the layer that holds all of it.
LIVE
Players
Join any public game, play, and leave with the video.
LIVE
Facility owners
Fill empty courts and run the whole venue on one system.
LIVE
Team organizers
Book the field, manage the squad, find a rival at their level.
NEXT
Academies & leagues
The next group to bring onto the platform.

Business model

Today we make money on video: partner fields pay for our camera and video

subscriptions. Four years of that revenue.


• REVENUE
FANATY
Four years of growth on video alone.
Match bookings launch on top of it — every new field adds recurring revenue.
$40K
$65K
$83K
$128K
$144K
$469K
$1.5M
2022
2023
2024
2025
2026
2027
2028
Actual · video
Projected · video + bookings
2022–2025 are actual revenue. 2026–2028 are forward-looking projections based on assumptions that may prove incorrect — not guarantees. Actual results may differ materially.

Match bookings are launching now. Every booking generates a take-rate on the field fee — recurring revenue stacked on top of the existing video contract for every field we add.

Further out: a large, growing library of video content — roughly 30TB of new footage every month, and hundreds of TB produced to date. We have a contracted content distribution deal in place, and 50,000+ monthly app impressions that open up sponsorship inventory for sports brands and equipment companies.

Risks we're taking on

Supply-side dependency. Growth depends on signing and retaining partner fields. If a field walks away, we lose a distribution point. Our answer: exclusive multi-year agreements, and a product that genuinely fills their courts — operators stay because the economics work for them.

Hardware upfront. Installing cameras at each new field is a capital cost before revenue comes in. Each ~$500 camera install typically pays back within about 2–3 months of bookings, and we're selective about who we sign.

Two-sided cold start in new markets. When we enter a new state or sport, we need fields and players simultaneously. Our playbook: lead with the camera deal (facilities have budget for it), then let the footage pull in players organically — the same approach that got us to 50,000 players across 5 states with no paid acquisition.

The ask

We're raising $1M on a SAFE with a $7M valuation cap — with the best terms reserved for the early backers of this community round.

Use of funds: two things — (1) expanding our proprietary camera system to new partner fields across the U.S., and (2) running our match-bookings playbook at both these new fields and our existing 100+ partner fields.



THE ASK
FANATY
$1M to put cameras on more fields.
$250K
$400K
$350K
$250K Base plan Funds the conservative case + 3 months of reserve
$400K Acceleration Ramps to 72 fields/mo — triples the 2028 result
$350K Reserve Insurance against delays, without returning to market
1,188
New fields by 2030
$3.72M
Revenue in 2030
2.1 mo
Payback per field
Aug '27
Result turns positive
Conservative scenario. SAFE · $7M cap · $5.6M early-bird cap for the first $75K.
Forward-looking statements. The figures above are projections based on assumptions that may prove incorrect — they are not guarantees, forecasts of assured results, or a promise of any return. Actual results may differ materially. Investing in a startup involves a high degree of risk, including the total loss of your investment. Read the risk factors and the official offering materials before investing.

If you've played sports, you've lived the problem firsthand. This is the round to get in before amateur sports has a default app.